UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

YOUBET.COM, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

987413 10 1

(CUSIP Number)

Stephen H. Kay

Executive Vice President, General Counsel and Secretary

Gemstar-TV Guide International, Inc.

6922 Hollywood Boulevard, 12th Floor

Los Angeles, CA 90028

(323) 817-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 987413 10 1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemstar-TV Guide International, Inc. 95-4782077

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. SOLE VOTING POWER 25,614,008 shares See Item 5. 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 25,614,008 shares See Item 5. 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,614,008 See Item 5.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51%*

See Item 5.

*   Includes shares issuable upon exercise of a warrant beneficially owned by the Reporting Person but does not include shares issuable upon exercise of outstanding convertible securities held by any other person.

14.	TYPE OF REPORTING PERSON CO

Page 2 of 11 Pages

CUSIP NO. 987413 10 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 4)

Statement of

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

YOUBET.COM, INC.

This amended Statement on Schedule 13D/A (this “Amendment”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Youbet.com, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements the Statement on Schedule 13D filed by Gemstar-TV Guide International, Inc., a Delaware corporation (“Gemstar” or the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on June 3, 2002 (the “Original Statement”), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person with the Commission on September 12, 2003 (Amendment No. 1”), Amendment No. 2 on Schedule 13 D/A filed by the Reporting Person with the Commission on November 17, 2003 (“Amendment No. 2”), and Amendment No. 3 on Schedule 13D/A filed by the Reporting Person with the Commission on December 9, 2003 (“Amendment No. 3”). The Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as the “Statement”. This Amendment constitutes Amendment No. 4 to the Original Statement. Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed thereto in the Statement.

Item 2.	Identity and Background.

Schedule 1 attached to this Amendment amends and restates Schedule 1 as previously filed with the Statement and contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address; (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

Page 3 of 11 Pages

CUSIP NO. 987413 10 1

To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated as follows:

On September 5, 2003, TVG filed a Verified Complaint for Injunctive Relief (the “Complaint”) with the Delaware Court of Chancery naming David M. Marshall (Vice Chairman of the Board of the Issuer) (“Marshall”), Charles F. Champion (Chairman of the Board and CEO of the Issuer), Gary Adelson (Director of the Issuer), Guy Chipparoni (Director of the Issuer), James Edgar (Director of the Issuer), Joseph F. Barletta (Director of the Issuer), and the Issuer as defendants (collectively, the “Defendants”). TVG determined to pursue the lawsuit following a review of the Issuer’s disclosure in its Proxy Statement for the Annual Meeting filed with the Commission on Form DEF14A on August 25, 2003 (the “Proxy Statement”) and after communications with the Issuer. In the Proxy Statement, the Issuer’s board of directors (the “Board”) recommended that the Issuer’s stockholders adopt two amendments to the Issuer’s certificate of incorporation (the “Charter”). The first amendment would have classified the Board (the “Classified Board Provision”). The second amendment would have required the approval of 66 2/3% of the Issuer’s outstanding Common Stock for any future amendments to the Issuer’s Charter or Bylaws, including the Classified Board Provision (the “Supermajority Voting Provision”, together with the Classified Board Provision, the “Charter Amendments”).

The Complaint alleges that: (a) the individual defendants in their capacity as directors breached their fiduciary duty of disclosure by filing the Proxy Statement containing material false and misleading statements and omitting material facts regarding the Warrant Issuance Agreement, the Warrants and the rights of TVG, and (b) by proposing the Charter Amendments, the Board breached its fiduciary duty.

The Complaint requests that the Court of Chancery enter judgement in favor of TVG by: (i) enjoining the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to proceed with the meeting of stockholders pending the issuance of corrective disclosures; (ii) requiring that the Issuer give its stockholders advance notice of any adjournment of the annual meeting of stockholders (the “Annual Meeting”) which was scheduled for September 26, 2003, and set a new record date in connection with the adjourned meeting that post-dates the date of the announcement of the adjournment; (iii) enjoining the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to implement or

Page 4 of 11 Pages

CUSIP NO. 987413 10 1

adopt the Classified Board Provision or the Supermajority Voting Provision; (iv) determining that the Board breached their fiduciary duties in connection with the approval and recommendation of the Classified Board Provisions and the Supermajority Voting Provision; (v) granting recissory damages or other equitable relief to TVG in an amount to be determined at trial; (vi) awarding TVG its fees and costs in this litigation, including attorneys fees; and (vii) granting such other and further relief as the Court may deem just and proper.

TVG filed a Motion for Preliminary Injunction with the Court of Chancery on September 5, 2003 seeking to enjoin the Defendants from: (i) relying on, implementing, applying or enforcing the Classified Board Provision, the Supermajority Voting Provision, or the Charter Amendments as a whole, or (ii) convening the Annual Meeting until after the Defendants issue corrective disclosures and the market has time to digest the information. TVG also filed a Motion for Expedited Proceedings with the Court of Chancery on September 5, 2003 requesting a shortened time for Defendants to answer, expedited discovery, and a prompt hearing date. The Court of Chancery held a hearing on TVG’s application for preliminary injunction based on its claim for breach of the fiduciary duty of disclosure on September 24, 2003 with Chancellor William B. Chandler, III presiding. In his memorandum opinion issued September 25, 2003 (the “Opinion”), Chancellor Chandler granted TVG’s application for a preliminary injunction and entered an order barring the Issuer from proceeding with a stockholder vote on the Charter Amendments because the Issuer’s board of directors had breached its fiduciary duty of disclosure by issuing the Proxy Statement, which the Chancellor found was “false and misleading”. As a result of the injunction, the Issuer postponed its Annual Meeting. The foregoing description of the Opinion is qualified in its entirety by reference to the text of the Opinion, which is filed as Exhibit 7(d) to Amendment No. 2.

TVG filed a Demand for Arbitration on September 8, 2003 with the American Arbitration Association (“AAA”) against the Issuer (the “Demand”) on the grounds that: (i) a dispute has arisen over whether the Issuer has breached its obligations under the Warrant Issuance Agreement and the Additional Warrant, and (ii) the disputes are referable to arbitration pursuant to the Warrant Issuance Agreement. TVG is seeking to enforce its rights under the Warrant Issuance Agreement and the Additional Warrant. The Demand alleges that the Issuer’s actions in proceeding with the Charter Amendments breach multiple provisions of the Warrant Issuance Agreement and the Additional Warrant, as well as the implied covenant of good faith and fair dealing. In addition, TVG is seeking adjustments to the Additional Warrant Exercise Price in accordance with the terms of the Additional Warrant. The Demand for Arbitration seeks: (i) an award of damages against the Issuer in an amount to be determined by arbitration; (ii) a declaration that the Classified Board Provision and the Supermajority Voting Provision constitute a breach of the Warrant Issuance Agreement and/or the Additional Warrant; (iii) an injunction barring the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to implement or adopt the Classified Board Provision or the Supermajority Voting Provision; (iv) an injunction requiring the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them to perform its obligations under the Warrant Issuance Agreement and Additional Warrant to adjust the Additional Warrant Exercise Price and to comply with the provision of the Additional Warrant requiring that the Issuer notify TVG whenever there is an event that causes an adjustment in the Additional Warrant Exercise Price and certify to TVG the details of the event and the new Additional Warrant Exercise Price; (v) an order directing the

Page 5 of 11 Pages

CUSIP NO. 987413 10 1

Issuer to reduce the Additional Warrant Exercise Price of the Additional Warrant in accordance with the terms of the Warrant Issuance Agreement and Additional Warrant; and (vi) an award of TVG’s costs of arbitration, including reasonable attorneys fees.

TVG filed an Application for Emergency Relief on September 8, 2003 with the AAA against the Issuer (the “Application”) on the grounds that: (i) the Demand concerns, among other things, whether the Charter Amendments, violate the Issuer’s obligations under the Warrant Issuance Agreement and the Additional Warrant; (ii) the Charter Amendments are scheduled to be voted on at the Issuer’s Annual Meeting which was scheduled for September 26, 2003; (iii) if adopted, the Charter Amendments will inflict irreparable harm on TVG; and (iv) emergency injunctive relief is necessary to prevent the Issuer from proceeding with the Annual Meeting and implementing the Charter Amendments. TVG sought an expedited hearing on its claims that the Charter Amendments breached the Warrant Issuance Agreement and the Additional Warrant to be held sufficiently in advance of the Annual Meeting to allow the arbitrator to rule and, if appropriate, enjoin the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to proceed with the Annual Meeting or to implement or adopt the Classified Board Provision or the Supermajority Voting Provision.

On September 11, 2003, counsel to TVG and the Issuer held an administrative teleconference with a representative of the AAA. The representative advised TVG and the Issuer that unless the parties agreed, the arbitration would not be handled on an emergency basis, an arbitration panel would not be appointed prior to the date of the Annual Meeting and a hearing in advance of the Annual Meeting would not be held. The Issuer declined to agree to an emergency hearing or otherwise to shorten the time periods for appointing an arbitrator. The representative of AAA stated that the arbitration therefore would proceed under the expedited rules, and that the Issuer’s response to the Demand would be due on September 25, 2003. The Issuer did not file a response to the Demand and subsequently took the position that a response was not required. The parties have mutually agreed on an arbitrator. A preliminary hearing was held before the arbitrator on November 4, 2003 at which the arbitrator adopted the discovery and briefing schedule that had been agreed upon by the parties. As a result of the agreed-upon schedule, the arbitrator determined that the arbitration no longer will proceed under the rules for expedited proceeding. The parties completed discovery in December 2003, and an arbitration hearing was scheduled to be held on January 26 and 27, 2004.

On November 10, 2003, TVG delivered a letter (the “Board Representation Letter”) to the Issuer exercising its right pursuant to Section 4.05 of the Warrant Issuance Agreement (“Section 4.05”) to designate a number of directors to the Board in a ratio based on TVG’s overall ownership of Common Stock (the “Designating Right”). Based on TVG’s current ownership of Common Stock, TVG believes it is entitled to designate a number of directors to the Board in a ratio of one TVG designee for every five total directors. TVG believes it is currently entitled to designate one director. Pursuant to Section 4.05, the Issuer is obligated at each annual or special meeting of the stockholders of the Issuer at which members of the Board are to be elected to use its best efforts to cause the Board or any authorized committee thereof to nominate and recommend the election to the Board of the directors designated by TVG. In addition, the Board Representation Letter provided notice to the Issuer that to the extent the Issuer increases the size of the Board prior to or in connection with the Issuer’s next annual or

Page 6 of 11 Pages

CUSIP NO. 987413 10 1

special meeting of stockholders such that TVG would be entitled to identify additional director designees pursuant to Section 4.05, TVG wishes to exercise its right to identify additional director designees. The foregoing descriptions of the Board Representation Letter and the Warrant Issuance Agreement are qualified in their entirety by reference to the text of the documents, which are filed as Exhibit 7(e) to Amendment No. 2 and as Exhibit 7(a), to the Original Statement, respectively.

In accordance with its Designating Right, on December 5, 2003, TVG delivered a letter (the “Designating Letter”) to the Issuer designating Mr. Robert Decker as its director designee to the Board. Mr. Decker has agreed to serve as TVG’s director designee, to be nominated as a director of the Issuer, and to serve as a director if elected. The foregoing description of the Designating Letter is qualified in its entirety by reference to the text of the document, which is filed as Exhibit 7(f) to Amendment No. 3.

On January 14, 2004, the parties notified the Delaware Court of Chancery and the AAA that they had reached a verbal agreement in principle to settle their dispute and requested that all deadlines be extended without prejudice in order to allow the parties to memorialize their agreement in principle.

On February 19, 2004, the Issuer, TVG and Charles F. Champion entered into a Settlement Agreement (the “Settlement Agreement”) with respect to the actions pending in the Delaware Chancery Court (the “Chancery Action”) and before the AAA (the “Arbitration Proceeding”). Pursuant to the Settlement Agreement: (i) the Additional Warrant Exercise Price was reduced to $36.5 million, (ii) the Issuer agreed to issue to TVG 1,000,000 shares of Common Stock (the “Termination Shares”) if TVG notifies the Issuer prior to 5:00 p.m. on April 1, 2004 that it does not intend to exercise the Additional Warrant, (iii) the Issuer agreed to pay TVG $725,000 as reimbursement for legal fees and expenses incurred by TVG in connection with the Chancery Action and the Arbitration Proceeding, one-half of which was paid to TVG on February 27, 2004 in the form of 124,144 shares of Common Stock (the “Initial Settlement Shares”) and the balance of which will be paid prior to July 2, 2004 in cash or shares of Common Stock, at the election of the Issuer; (iv) TVG agreed that prior to April 1, 2004, it would not exercise or transfer the Additional Warrant and would discuss in good faith a possible arrangement or transaction involving TVG’s and the Issuer’s respective advance deposit wagering operations; (v) the Issuer agreed to withdraw the Charter Amendments and the Proxy Statement, (vi) the Issuer agreed to certain restrictive covenants until the Additional Warrant is either exercised or expires, including a restriction on its ability to amend (or seek approval to amend) the Charter and restrictions on its ability to enter into certain types of agreements, including certain agreements with its officers and directors, (vii) certain officers of the Issuer entered into agreements reducing the severance benefits payable to them following a change of control of the Issuer, and (viii) the Issuer and TVG agreed to seek dismissal of the Chancery Action and the Arbitration Proceeding. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached hereto as Exhibit 7(g).

The Reporting Person currently holds its interests in the Issuer for investment purposes.

Page 7 of 11 Pages

CUSIP NO. 987413 10 1

The Reporting Person intends to continuously review its investment in the Issuer and may in the future determine: (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or by exercising the Additional Warrant; (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise; or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally, the existing contractual and business relationship the Reporting Person has with the Issuer; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in the Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated in this paragraph.

Page 8 of 11 Pages

CUSIP NO. 987413 10 1

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

(a) As a result of its exercise of the Initial Warrant and the issuance to TVG of the Initial Settlement Shares, TVG holds of record 4,008,794 shares of Common Stock. The Additional Warrant is exercisable for a number of shares of Common Stock which, when aggregated with the Initial Warrant Shares, will equal fifty-one percent (51%) of the total number of shares of Common Stock outstanding after giving effect to the issuance of the shares of Common Stock upon exercise of the Additional Warrant. Based upon 28,374,911 shares of Common Stock outstanding as of October 24, 2003, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended September 30, 2003 filed on October 31, 2003, (i) the Additional Warrant is exercisable for 21,605,214 shares of Common Stock, and (ii) the Reporting Person presently owns, in the aggregate, through its indirect control of TVG, 25,614,008 shares of Common Stock after giving effect to the issuance of shares of Common Stock upon exercise of the Additional Warrant.

In the event TVG notifies Youbet prior to April 1, 2004 that it does not intend to exercise the Additional Warrant and Youbet issues to TVG the Termination Shares, the Reporting Person would own, in the aggregate, through its indirect control of TVG, 5,008,794 shares of Common Stock after giving effect to the issuance of the Termination Shares (and assuming no other acquisition or disposition of shares of Common Stock by the Reporting Person). Based upon 28,374,911 shares of Common Stock outstanding as of October 24, 2003, and after giving effect to the issuance to TVG of the Initial Settlement Shares on February 27, 2004 and assuming the issuance to TVG of the Termination Shares, such 5,008,794 shares of Common Stock beneficially owned by the Reporting Person would represent 16.9% of the total number of shares of Common Stock outstanding.

Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

(b) Gemstar, through its control of TVG and subject to limitations under the Delaware General Corporation Law, has the power to direct the voting and disposition of the shares of Common Stock owned of record by TVG, and would have the power to direct the voting and disposition of the Termination Shares and the shares of Common Stock issuable to TVG upon exercise of the Additional Warrant.

(c) No transactions with respect to the Common Stock have been effected by any of the Schedule 1 Persons during the past 60 days.

(d) None.

(e) Not applicable.

Page 9 of 11 Pages

CUSIP NO. 987413 10 1

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Amendment:

Exhibit No.	Exhibit
7(g)	Settlement Agreement, dated as of February 19, 2004, by and between Youbet.com, Inc. and ODS Technologies, L.P. d/b/a TVG Network, and, for purposes of Section 2.2(a) only, Charles F. Champion.

Page 10 of 11 Pages

CUSIP NO. 987413 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2004

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

By:	/s/ Stephen H. Kay
Name:	Stephen H. Kay
Title:	Executive Vice President, General Counsel and Secretary

Page 11 of 11 Pages

CUSIP NO. 987413 10 1

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

The name and present principal occupation of each director and executive officer of Gemstar-TV Guide International, Inc. (“Gemstar”) are set forth below. Unless otherwise noted, the business address for each person listed below, is c/o Gemstar-TV Guide International, Inc., 6922 Hollywood Boulevard, 12th Floor, Los Angeles, California 90028. All executive officers and directors listed on this Schedule 1 are United States citizens.

Name	Title	Address
Ian Aaron	President, TV Guide Television Group

Christine Aguilera	President, SkyMall, Inc.

Peter Chernin	Director of Gemstar; Executive Director, President and Chief Operating Officer of The News Corporation Limited; Director, Chairman and Chief Executive Officer of News America Incorporated; Director, President and Chief Operating Officer of Fox Entertainment Group, Inc.; Director of Hughes Electronics Corporation	10201 West Pico Boulevard Los Angeles, CA 90035

Richard Cusick	Senior Vice President of Gemstar, Business Development and Strategic Planning

David F. DeVoe	Director of Gemstar; Executive Director, Senior Executive Vice President, Chief Financial Officer and Finance Director of The News Corporation Limited; Director and Senior Executive Vice President of News America Incorporated; Director, Senior Executive Vice President and Chief Financial Officer of Fox Entertainment Group, Inc.; Director of STAR Group Limited; Director of British Sky Broadcasting Group plc; Director of NDS Group plc; Director of Hughes Electronics Corporation	1211 Avenue of the Americas New York, New York 10036

Gloria Dickey	Executive Vice President of Gemstar, Administration

CUSIP NO. 987413 10 1

Name	Title	Address
Nicholas Donatiello, Jr.	Director of Gemstar; President and Chief Executive Officer of Odyssey Ventures, Inc.	550 Fifteenth Street San Francisco, California 94103

Raymond Hopkins	Executive Vice President of Gemstar, Affiliate Sales & Marketing

Stephen H. Kay	Executive Vice President and General Counsel of Gemstar

Perry A. Lerner	Director of Gemstar; Partner of Lerner & Squire, LLP	500 Park Avenue, Suite 510 New York, New York 10022

Christine Levesque	Executive Vice President of Gemstar, Communication, Marketing & Government Affairs

John P. Loughlin	President, TV Guide Publishing Group

Douglas B. Macrae	President, TV Guide Consumer Electronics Group	209 Burlington Road Bedford, Massachusetts 01730

James E. Meyer	Director of Gemstar; President of Aegis Ventures, Incorporated	902 East 66th Street, Suite A Indianapolis, Indiana 46220

K. Rupert Murdoch	Director of Gemstar; Executive Director, Chairman and Chief Executive of The News Corporation Limited; Director of News International, plc; Director of News Limited; Director of News America Incorporated; Director of STAR Group Limited; Chairman of British Sky Broadcasting Group plc; Director, Chairman and Chief Executive Officer of Fox Entertainment Group, Inc.; Director of China Netcom Corporation (Hong Kong) Limited; Director of Hughes Electronics Corporation	1211 Avenue of the Americas New York, New York 10036.

CUSIP NO. 987413 10 1

Name	Title	Address
Lachlan K. Murdoch	Director of Gemstar; Executive Director and Deputy Chief Operating Officer of The News Corporation Limited; Director and Chairman of Queensland Press Limited; Chairman of News Limited; Deputy Chairman of STAR Group Limited; Director of FOXTEL Management Pty. Ltd.; Director of NDS Group plc; Chairman of Fox Television Stations, Inc.	1211 Avenue of the Americas New York, New York 10036

Jeff Shell	Chief Executive Officer and Director of Gemstar (Principal Executive Officer)

Brian D. Urban	Chief Financial Officer of Gemstar (Principal Financial Officer)